Exhibit 99.1

News Release

Hexcel Corporation, 281 Tresser Boulevard, Stamford, CT 06901 (203) 969-0666

HEXCEL REPORTS 2009 THIRD QUARTER RESULTS

Third Quarter 2009 Highlights

•                  Sales of $257.1 million resulted in net income of $10.4 million, $0.11 per diluted share ($0.10 adjusted for one-time items) versus sales of $331.4 million and net income of $0.34 per diluted share last year ($0.22 adjusted for one-time items).

•                  Free cash flow of $36 million in the quarter and $58 million year to date; $140 million better than year to date 2008 (see Table D).

	Quarter Ended September 30,			Nine Months Ended September 30,
(In millions, except per share data)	2009	2008	% Change	2009	2008	% Change

Net Sales	$257.1	$331.4	(22.4)%	$841.7	$1,035.4	(18.7)%
Net sales change in constant currency			(21.1)%			(15.2)%
Operating Income	19.6	35.9	(45.4)%	89.2	101.6	(12.2)%
Net Income	10.4	33.0	(68.5)%	50.6	82.9	(39.0)%
Diluted net income per common share	$0.11	$0.34		$0.52	$0.85

Non-GAAP Measures for y-o-y comparisons:
Adjusted Operating Income (table C)	$17.9	$36.6	(51.1)%	$89.2	$114.4	(22.0)%
As a % of sales	7.0%	11.0%		10.6%	11.0%
Adjusted Net Income (table D)	9.3	21.3	(56.3)%	50.6	64.0	(20.9)%
Adjusted diluted net income per share	$0.10	$0.22		$0.52	$0.66

STAMFORD, CT. October 26, 2009 – Hexcel Corporation (NYSE: HXL), today reported results for the third quarter of 2009.  Net sales during the quarter were $257.1 million, 22.4% lower than the $331.4 million reported for the third quarter of 2008.  Operating income for the third quarter was $19.6 million, compared to $35.9 million for the same quarter last year.  Net income for the third quarter of 2009 was $10.4 million, or $0.11 per diluted share, compared to $33.0 million or $0.34 per diluted share in 2008.  2008 results included an $11.7 million after tax gain on the sale of Hexcel’s share in BHA Aero Composites Parts Co. Ltd. (“BHA”).  Excluding this gain, adjusted net income for the third quarter of 2008 was $0.22 per share (see Table D).

Chief Executive Officer Comments

Mr. Berges commented, “While build rates at our largest aerospace and wind turbine OEM customers remain relatively strong, supply chain inventory adjustments combined with typical seasonal factors resulted in the largest year over year sales decline in years.  In addition to continued reductions in headcount, controllable costs, capital expenditures and inventories, we are also aggressively reducing the number of days worked at our facilities in an effort to better balance our output with the current demand environment while retaining critical skills for the long term.  We expect the short term to remain challenging due to inventory management by our customers, weakness in regional and business aircraft markets, and credit market impacts on our industrial customers, but the fundamentals for longer term composites growth remain the same”

“While cost control actions have not been able to entirely offset the dramatic decline in sales, they have combined with our working capital and capital spending initiatives to provide strong cash flow performance.   With $36 million in free cash flow for the quarter, we are now $58 million positive for the year as compared to $82 million of usage in the first nine months of 2008.”

Markets

Commercial Aerospace

•                  Commercial aerospace sales of $127.5 million declined 27.8% (27% in constant currency) for the quarter as compared to the third quarter 2008. Customer inventory adjustments begun earlier in the year continued in full force resulting in exaggerated sales declines, particularly for Airbus programs.

•                  Sales to “other commercial aerospace”, which include regional and business aircraft customers, were down more than 50% from the third quarter 2008 as a result of announced production cut-backs in this sub-segment that began to be felt last quarter.  This sub-segment totaled almost $200 million in 2008, while the current run rate based on the last two quarters is now in the range of $100 million per year.

•                  Revenues attributed to new aircraft programs (A380, A350, B787, B747-8) were slightly higher than last year as the A350 and 747-8 offset the 787 delay impact but still represent less than 15% of the commercial aerospace sales.

Space & Defense

•                  Space & Defense sales of $74.5 million were essentially flat in constant currency as compared to the third quarter of 2008.  Rotorcraft sales continue to be a strong contributor and along with the eventual ramp-up of the Joint Strike Fighter are expected to help offset the impact of the potential wind-down of the F22 or C17 programs, which combined have represented about 15% of this segment.

Industrial

•                  Total Industrial sales of $55.1 million for the third quarter of 2009 were down 30.5% in actual dollars (27.9% in constant currency) from last year.  Wind energy sales, which have historically been primarily European based, were down more than 25% in constant currency.  Existing and new wind turbine projects are clearly being hampered by difficult credit markets, particularly in Europe.  Recent clarity in the American Recovery and Reinvestment Act of 2009 should help restart order flow in the U.S., where we have just had our first sales of qualified material from our new Windsor, Colorado facility.

•                  Our carbon fiber shipments for USEC’s American Centrifuge Project were suspended in August while funding and contractual discussions continue.

Operations

•                  Gross margin was 20.3% of net sales for the quarter as compared to 21.5% in the same period last year.  The decline was due to significantly lower volumes which more than offset the year-on-year operational improvements, cost controls and headcount reductions.

•                  Selling, general and administrative expenses in the quarter were $25.8 million versus $26.9 million in 2008 reflecting lower spending and aided by the weaker Euro and British pound.  Research and technology expenses of $8.4 million for the quarter were about 20% higher than last year on a constant currency basis, primarily due to higher qualification costs for new programs.  Year-to-date research and technology expenses in constant currency are just above last year, as qualification costs vary from quarter to quarter.

Tax

•                  The tax provision was $2.5 million for the third quarter of 2009, for an effective tax rate of 20%.  The quarter benefitted from the recording of additional 2008 and 2009 U.S. Research and Development tax credits, as our expected underlying tax run-rate is now about 30%.  The effective tax rate for the third quarter of 2008 was 39%, before including the impact of one-time events.

Cash and other

•                  Total debt, net of cash as of September 30, 2009 was $297.6 million, a year to date decrease of $46.1 million.  The net debt reduction was driven by the concerted efforts to reduce accounts receivable and inventories and by prudently managing capital expenditures to maintain alignment with expected demand.  We now expect 2009 capital expenditures to be less than $90 million and 2010 capital expenditures to be less than $100 million.

•                  At September 30, we had no amounts outstanding on our new revolver facility.  After considering the $11.8 million of outstanding letters of credit, we had $207.9 million of cash on hand and available borrowings under the revolver facility.

•                  Interest expense increased from $4.6 million in the third quarter of 2008 to $6.9 million in the third quarter of 2009.  The increase was due to the higher average borrowing costs as a result of the new term loan refinanced in May 2009, the benefit in 2008 from the reversal of accrued interest associated with reserves for uncertain tax positions and the 2009 accelerated amortization of deferred financing costs as a result of term loan debt repayment.

•                  Year to date free cash flow is $57.9 million, which is defined as cash provided by operating activities less cash payments for capital expenditures (see Table D).  The primary difference between the reduction in net debt and free cash flow was the $10.4 million of refinancing costs for the new credit facility.

*****

Hexcel will host a conference call at 10:00 A.M. ET, tomorrow, October 27, 2009 to discuss the third quarter results and respond to analyst questions.  The telephone number for the conference call is (719) 325-2402 and the confirmation code is 2149631.  The call will be simultaneously hosted on Hexcel’s web site at www.hexcel.com/investors/index.html. Replays of the call will be available on the web site for approximately three days.

*****

Hexcel Corporation is a leading advanced composites company.  It develops, manufactures and markets lightweight, high-performance structural materials, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, used in commercial aerospace, space and defense and industrial applications such as wind turbine blades.

*****

Disclaimer on Forward Looking Statements

This press release contains statements that are forward looking, including statements relating to anticipated trends in constant currency for the market segments we serve (including changes in commercial aerospace revenues, the estimates and expectations based on aircraft production rates made publicly available by Boeing, Airbus and others, the revenues we may generate from an aircraft model or program, the impact of delays in new aircraft programs, the outlook for space & defense revenues and the trend in wind energy, recreation and other industrial applications); our ability to maintain and improve margins in light of the ramp-up of new facilities and the current economic environment; and the impact of the above factors on our expectations of 2009 financial results.  Actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to changes in currency exchange rates, changing market conditions, increased competition, inability to achieve planned manufacturing improvements, conditions in the financial markets, product mix, cost reductions and changes in environmental regulations, legal matters, interest expense and tax codes.  Additional risk factors are described in our filings with the SEC.  We do not undertake an obligation to update our forward-looking statements to reflect future events.

Contact Information

Michael Bacal

(203) 352-6826

michael.bacal@hexcel.com

Hexcel Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

	Unaudited
	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions, except per share data)	2009	2008	2009	2008
Net sales	$257.1	$331.4	$841.7	$1,035.4
Cost of sales	205.0	260.3	649.5	808.1
Gross margin	52.1	71.1	192.2	227.3
% Gross Margin	20.3%	21.5%	22.8%	22.0%

Selling, general and administrative expenses	25.8	26.9	80.4	88.9
Research and technology expenses	8.4	7.6	22.6	24.1
Business consolidation and restructuring expenses	—	0.7	—	2.5
Other operating expense (income) (a)	(1.7)	—	—	10.2
Operating income	19.6	35.9	89.2	101.6
Interest expense, net (b)	6.9	4.6	19.8	15.5
Income before income taxes and equity in earnings from affiliated companies	12.7	31.3	69.4	86.1
Provision for income taxes (c), (d)	2.5	11.3	19.4	18.8

Income before equity in earnings from affiliated companies	10.2	20.0	50.0	67.3
Equity in earnings from affiliated companies (d)	0.2	13.0	0.6	15.6
Net income	10.4	33.0	50.6	82.9

Basic net income per common share:	$0.11	0.34	$0.52	0.86

Diluted net income per common share:	$0.11	0.34	$0.52	0.85

Weighted-average common shares:
Basic	96.9	96.5	96.9	96.3
Diluted	98.1	97.8	98.1	97.8

(a)          The third quarter of 2009 includes a net gain related to the prior year sale of a business, primarily due to the receipt of an earn-out payment from the buyer.  The nine-month period of 2008 included $7.6 million of environmental reserves for remediation of a manufacturing facility sold in 1986, while the nine month period of 2009 results include $1.7 million of additional environmental reserves related to this and another previously sold facility.  Other operating expense for the nine months ended September 30, 2008 also includes a $2.6 million charge related to the termination of our U.S. defined benefit plan.

(b)         Includes $1.7 million of expense in the nine-month period of 2009 related to the accelerated amortization of deferred financing costs as a result of repayment of the old senior secured credit facility.

(c)          The provision for income taxes for the nine months ended September 30, 2008 includes $13.6 million in benefits primarily from the reinstatement of U.S. deferred tax assets previously written off.

(d)         The three and nine-month periods of 2008 include a pre-tax gain of $12.5 million on the sale of the BHA joint venture.  Taxes of $0.8 million, related to the sale are included in the provisions for income taxes for the respective periods.

Hexcel Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	Unaudited
(In millions)	September 30, 2009	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$94.7	$72.6	$50.9
Accounts receivable, net	153.8	173.5	189.4
Inventories, net	158.0	171.4	195.3
Prepaid expenses and other current assets	42.7	38.4	45.1
Total current assets	449.2	455.9	480.7

Property, plant and equipment	1,053.8	1,025.8	971.7
Less accumulated depreciation	(456.5)	(441.1)	(419.4)
Net property, plant and equipment	597.3	584.7	552.3

Goodwill and other intangible assets, net	56.9	56.9	56.0
Investments in affiliated companies	17.2	10.8	10.6
Deferred tax assets	80.3	80.0	88.3
Other assets	24.0	26.5	22.4
Total assets	$1,224.9	$1,214.8	$1,210.3

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable and current maturities of capital lease obligations	$3.5	$13.2	$2.1
Accounts payable	70.8	74.7	120.5
Accrued liabilities	85.3	85.1	101.6
Total current liabilities	159.6	173.0	224.2

Long-term notes payable and capital lease obligations	388.8	390.8	392.5
Other non-current liabilities	89.0	83.9	84.4
Total liabilities	637.4	647.7	701.1

Stockholders’ equity:
Common stock, $0.01 par value, 200.0 shares authorized, 98.6 shares issued at September 30, 2009 and June 30, 2009 and 98.3 shares issued at December 31, 2008	1.0	1.0	1.0
Additional paid-in capital	532.9	531.9	526.1
Retained earnings	65.3	54.8	14.6
Accumulated other comprehensive income (loss)	12.8	3.9	(8.7)
	612.0	591.6	533.0
Less — Treasury stock, at cost, 2.0 shares at September 30,2009 and June 30, 2009, 1.9 shares at December 31, 2008	(24.5)	(24.5)	(23.8)
Total stockholders’ equity	587.5	567.1	509.2
Total liabilities and stockholders’ equity	$1,224.9	$1,214.8	$1,210.3

Hexcel Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Unaudited
	Year to Date Ended September 30,
(In millions)	2009	2008

Cash flows from operating activities
Net income	$50.6	$82.9

Reconciliation to net cash provided by operating activities:
Depreciation and amortization	34.5	33.2
Amortization of debt discount and deferred financing costs	4.0	1.2
Deferred income taxes	15.2	4.3
Business consolidation and restructuring expenses	—	2.5
Business consolidation and restructuring payments	(1.5)	(3.7)
Equity in earnings from affiliated companies	(0.6)	(3.9)
Gain on sale of BHA	—	(11.7)
Share-based compensation	6.7	8.7
Excess tax benefits on share-based compensation	0.5	1.7

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	38.2	(19.2)
Decrease (increase) in inventories	38.8	(22.9)
(Increase) decrease in prepaid expenses and other current assets	(11.0)	2.1
(Decrease) in accounts payable/accrued liabilities (1)	(37.4)	(35.4)
Other — net	2.0	8.8
Net cash provided by operating activities	140.0	48.6

Cash flows from investing activities
Cash payments for capital expenditures (1)	(82.1)	(131.0)
Investment in joint venture	(6.0)	—
Net proceeds from sale of BHA	—	22.3
Net cash (used for) investing activities	(88.1)	(108.7)

Cash flows from financing activities
Borrowings from foreign credit line	3.0	—
Borrowings from senior secured credit facility — new term B loan	171.5	—
Repayments of senior secured credit facility — term B and C loans	(167.0)	—
Repayments of senior secured credit facility — new term B loan	(10.9)	—
Issuance costs related to new Senior Secured Credit Facility	(10.4)	—
Borrowings from senior secured credit facility — term C loan	—	79.4
Capital lease obligations and other debt, net	0.5	(0.3)
Activity under stock plans	(0.5)	1.4
Net cash (used for) provided by financing activities	(13.8)	80.5

Effect of exchange rate changes on cash and cash equivalents	5.7	0.2
Net increase in cash and cash equivalents	43.8	20.6
Cash and cash equivalents at beginning of period	50.9	28.1
Cash and cash equivalents at end of period	$94.7	$48.7

Supplemental data:
Accrual basis additions to property, plant and equipment (1)	$65.8	$125.8

(1) 2008 cash provided by operating activities increased by $5.2 million from the amount reported in 2008, while cash used for investing activities increased by the same amount.  Investing activities now include only cash payments for capital expenditures, whereas previously they included additions to property, plant and equipment on an accrual basis.  The adjustment to the cash basis is reflected in the change in accounts payable.

Hexcel Corporation and Subsidiaries
Net Sales to Third-Party Customers by Market Segment
Quarters Ended September 30, 2009 and 2008	(Unaudited)	Table A

	As Reported			Constant Currency (a)
(In millions) Market Segment	2009	2008	B/(W) %	FX Effect (b)	2008	B/(W) %
Commercial Aerospace	$127.5	$176.5	(27.8)	$(1.9)	$174.6	(27.0)
Space & Defense	74.5	75.6	(1.5)	(0.9)	74.7	(0.3)
Industrial	55.1	79.3	(30.5)	(2.9)	76.4	(27.9)
Consolidated Total	$257.1	$331.4	(22.4)	$(5.7)	$325.7	(21.1)

Consolidated % of Net Sales	%	%	%
Commercial Aerospace	49.6	53.3	53.6
Space & Defense	29.0	22.8	22.9
Industrial	21.4	23.9	23.5
Consolidated Total	100.0	100.0	100.0

Nine Months Ended September 30, 2009 and 2008	(Unaudited)	Table A

	As Reported			Constant Currency (a)
(In millions) Market Segment	2009	2008	B/(W) %	FX Effect (b)	2008	B/(W) %
Commercial Aerospace	$419.1	$567.1	(26.1)	$(16.8)	$550.3	(23.8)
Space & Defense	226.5	224.8	0.8	(5.9)	218.9	3.5
Industrial	196.1	243.5	(19.5)	(20.7)	222.8	(12.0)
Consolidated Total	$841.7	$1,035.4	(18.7)	$(43.4)	$992.0	(15.2)

Consolidated % of Net Sales	%	%	%
Commercial Aerospace	49.8	54.8	55.5
Space & Defense	26.9	21.7	22.1
Industrial	23.3	23.5	22.4
Consolidated Total	100.0	100.0	100.0

(a)          To assist in the interpretation of our net sales trend, total net sales and sales by market for the quarter and nine months ended September 30, 2008 have been estimated using the same U.S. dollar, British pound and Euro exchange rates as applied for the respective period in 2009 and are referred to as “constant currency” sales.

(b)         FX effect is the estimated impact on “as reported” net sales due to changes in foreign currency exchange rates.

Hexcel Corporation and Subsidiaries
Segment Information	(Unaudited)	Table B

(In millions)	Composite Materials	Engineered Products	Corporate & Other (a)	Total
Third Quarter 2009
Net sales to external customers	$195.8	$61.3	$—	$257.1
Intersegment sales	6.2	0.1	(6.3)	—
Total sales	202.0	61.4	(6.3)	257.1

Operating income (loss)	20.8	7.8	(9.0)	19.6
% Operating margin	10.3%	12.7%		7.6%
Adjusted % operating margin (see Table C)	10.3%	12.7%		7.0%

Depreciation and amortization	11.0	1.0	—	12.0
Business consolidation and restructuring expenses	—	—	—	—
Stock-based compensation expense	0.6	0.1	0.5	1.2
Accrual based additions to capital expenditures	17.1	0.8	—	17.9

Third Quarter 2008
Net sales to external customers	$268.6	$62.8	$—	$331.4
Intersegment sales	9.2	—	(9.2)	—
Total sales	277.8	62.8	(9.2)	331.4

Operating income (loss)	39.1	6.4	(9.6)	35.9
% Operating margin	14.1%	10.2%		10.8%
Adjusted % operating margin (see Table C)	14.3%	10.5%		11.0%

Depreciation and amortization	9.7	1.1	—	10.8
Business consolidation and restructuring expenses	0.5	0.2	—	0.7
Stock-based compensation expense	0.6	0.2	1.0	1.8
Accrual based additions to capital expenditures	38.0	0.5	1.1	39.6

First Nine Months 2009
Net sales to external customers	$654.0	$187.7	$—	$841.7
Intersegment sales	21.7	0.1	(21.8)	—
Total sales	675.7	187.8	(21.8)	841.7

Operating income (loss)	96.1	26.5	(33.4)	89.2
% Operating margin	14.2%	14.1%		10.6%
Adjusted % operating margin (see Table C)	14.4%	14.1%		10.6%

Depreciation and amortization	31.2	3.1	0.2	34.5
Business consolidation and restructuring expenses	—	—	—	—
Stock-based compensation expense	2.4	0.5	3.8	6.7
Accrual based addition to capital expenditures	64.1	1.1	0.6	65.8

First Nine Months 2008
Net sales to external customers	$839.0	$196.4	$—	$1,035.4
Intersegment sales	31.1	0.3	(31.4)	—
Total sales	870.1	196.7	(31.4)	1,035.4

Operating income (loss)	123.2	22.5	(44.1)	101.6
% Operating margin	14.2%	11.4%		9.8%
Adjusted % operating margin (see Table C)	14.4%	11.5%		11.0%

Depreciation and amortization	29.9	3.2	0.1	33.2
Business consolidation and restructuring expenses	2.3	0.2	—	2.5
Stock-based compensation expense	2.3	0.5	5.9	8.7
Accrual based additions to capital expenditures	121.2	1.8	2.8	125.8

(a)  We do not allocate corporate expenses to the operating segments.

Hexcel Corporation and Subsidiaries
Reconciliation of GAAP and Non-GAAP Operating Income	Table C

	Unaudited
	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions)	2009	2008	2009	2008
GAAP operating income	$19.6	$35.9	$89.2	$101.6
- Adjustment to prior year gain on sale of operations	(1.7)	—	(1.7)	—
- Business Consolidation & Restructuring Expense	—	0.7	—	2.5
- Pension Settlement Expense	—	—	—	2.7
- Environmental Expense	—	—	1.7	7.6
Non-GAAP Operating Income	$17.9	$36.6	$89.2	$114.4
% of Net Sales	7.0%	11.0%	10.6%	11.0%
Includes:
-Stock Compensation Expense	$1.2	$1.8	$6.7	$8.7
-Depreciation and Amortization	$12.0	$10.8	$34.5	$33.2

Hexcel Corporation and Subsidiaries
Reconciliation of GAAP and Non-GAAP Net Income	Table D

	Unaudited
	Quarter Ended September 30,
	2009		2008
(In millions, except per diluted share data)	As Reported	EPS	As Reported	EPS
GAAP net income	$10.4	$0.11	$33.0	$0.34
- Adjustment to prior year gain on sale of a business (net of tax) (a)	(1.1)	(0.01)	—	—
- Gain on sale of BHA (net of tax)	—	—	(11.7)	(0.12)
Non-GAAP net income	$9.3	$0.10	$21.3	$0.22

	Unaudited
	Nine Months Ended September 30,
	2009		2008
	As Reported	EPS	As Reported	EPS
GAAP net income	$50.6	$0.52	$82.9	$0.85
- Adjustment to prior year gain on sale of a business (net of tax) (a)	(1.1)	(0.01)	—	—
- Tax adjustments (b)	—	—	(13.6)	(0.14)
- Gain on sale of BHA (net of tax)	—	—	(11.7)	(0.12)
- Pension Settlement Expense (net of tax)	—	—	1.7	0.02
- Environmental Expense (net of tax)	1.1	0.01	4.7	0.05
Non-GAAP net income	$50.6	$0.52	$64.0	$0.66

(a) The three and nine-month 2009 results include a $1.1 million after-tax gain from the prior year sale of a business, primarily due to the receipt of an earn-out payment from the buyer.

(b) The nine months 2008 tax adjustments include $11.1 million in net benefit primarily related to the reinstatement of U.S. deferred tax assets which had been previously written off and $2.5 million of benefit related to the reversal of valuation allowances against U.S. deferred tax assets recorded in the first quarter.

Management believes that adjusted operating income, adjusted net income and free cash flow (defined as cash provided by operating activities less cash payments for capital expenditures), which are non-GAAP measurements, are meaningful to investors because they provide a view of Hexcel with respect to ongoing operating results.  Special items represent significant charges or credits that are important to an understanding of Hexcel’s overall operating results in the periods presented. In addition, management believes that total debt, net of cash, which is also a non-GAAP measure, is an important measure of Hexcel’s liquidity. Such non-GAAP measurements are not recognized in accordance with generally accepted accounting principles and should not be viewed as an alternative to GAAP measures of performance.

Hexcel Corporation and Subsidiaries
Schedule of Net Income Per Common Share	Table E

	Unaudited
	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions, except per share data)	2009	2008	2009	2008

Basic net income per common share:
Net income	$10.4	33.0	$50.6	$82.9
Weighted average common shares outstanding	96.9	96.5	96.9	96.3
Basic net income per common share	$0.11	0.34	$0.52	$0.86

Diluted net income per common share:
Net income	$10.4	33.0	$50.6	$82.9
Weighted average common shares outstanding — Basic	96.9	96.5	96.9	96.3
Plus incremental shares from assumed conversions:
Restricted stock units	0.5	0.3	0.6	0.4
Stock Options	0.7	1.0	0.6	1.1
Weighted average common shares outstanding—Dilutive	98.1	97.8	98.1	97.8
Diluted net income per common share	$0.11	0.34	$0.52	$0.85

Hexcel Corporation and Subsidiaries
Schedule of Total Debt, Net of Cash	Table F

	Unaudited
	September 30,	June 30,	December 31,
(In millions)	2009	2009	2008
Notes payable and current maturities of capital lease obligations	$3.5	$13.2	$2.1
Long-term notes payable and capital lease obligations	388.8	390.8	392.5
Total Debt	392.3	404.0	394.6
Less: Cash and cash equivalents	(94.7)	(72.6)	(50.9)
Total debt, net of cash	$297.6	$331.4	$343.7